Smith & Nephew plc	T 44(0) 207 401 7646
15 Adam Street	F 44(0) 207 930 3426
London WC2N 6LA	www.smith-nephew.com
England

12 September 2005

Ms Michele Gohlke

Branch Chief

US Securities and Exchange Commission

Washington DC 20549

USA

Fax No: ++1 202 772 9218

Dear Ms Gohlke

This is to confirm that we have today, September 12, received your letter dated August 19, 2005, which was postmarked August 30, with your comments on the Form 20-F for the year ended December 31, 2004, for Smith & Nephew plc.

We will study this letter and respond to you on a timely basis.

Yours sincerely

/s/ Sir Christopher O’Donnell

Sir Christopher O’Donnell

Chief Executive

Registered No. 324357 in England and Wales at 15 Adam Street London WC2N 6LA England